UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 15, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

Enclosure: Press release	EXERCISE OF OVER-ALLOTMENT OPTION AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	AngloGold	Ashanti Limited
Date: September 15, 2010

	By: Name:	/s/ L Eatwell L EATWELL
	Title:	Company Secretary

News Release
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER STATE OR JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO
EXERCISE OF OVER-ALLOTMENT OPTION AND RENEWAL OF CAUTIONARY ANNOUNCEMENT
Further to the announcement dated 15 September 2010 regarding the pricing of AngloGold Ashanti’s offering of 15,773,914 AngloGold Ashanti ordinary shares (“ordinary shares”) in the form of ordinary shares or AngloGold Ashanti American Depositary Shares (“ADSs”) at a price of US$43.50 per ADS and ZAR308.37 per ordinary share (the “Equity Offering”) and of an offering of US$686,162,400 6.00% mandatory convertible subordinated bonds due 2013 (“Mandatory Convertible Bonds”) by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc (the “Mandatory Convertible Bonds Offering”), AngloGold Ashanti announces that the underwriters have exercised their option to subscribe for an additional 2,366,086 ordinary shares (“the Equity Offering Over-Allotment Option”) and for additional Mandatory Convertible Bonds in an aggregate principal amount of US$102,924,350 (“the Mandatory Convertible Bond Over-Allotment Option”).
Following the exercise of the Equity Offering Over-Allotment Option and pursuant to the Equity Offering, AngloGold Ashanti will issue 18,140,000 ordinary shares (the “Issue”) equating to approximately 5% of the ordinary share capital of AngloGold Ashanti in terms of the shareholder’s resolution dated 7 May 2010.
Furthermore, following exercise of the Mandatory Convertible Bond Over-Allotment Option and pursuant to the Mandatory Convertible Bonds Offering, AngloGold Ashanti Holdings plc will issue US$789,086,750 Mandatory Convertible Bonds, which are initially convertible into 18,140,000 ADSs, subject to AngloGold Ashanti shareholders granting a specific authority for the directors to issue 18,140,000 ordinary shares underlying the ADSs deliverable upon the conversion of the Mandatory Convertible Bonds.
Final prospectus supplements for each of the Equity Offering and the Mandatory Convertible Bonds Offering will be filed with the U.S. Securities and Exchange Commission as soon as practicable. Copies of the final prospectus supplements and prospectus may be obtained by calling UBS AG (London Branch), Attn: Equity Capital Markets, at +44 207 568 0046, its registered US broker dealer affiliate, UBS Securities LLC at +1-888-827-7275, or Morgan Stanley & Co. Incorporated at +1-866-718-1649 (toll free).
UBS AG (London Branch) and Morgan Stanley & Co. Incorporated acted as Joint Bookrunners for the Equity Offering and Mandatory Convertible Offering and Citigroup Global Markets Limited and Deutsche Bank AG London Branch acted as Co-bookrunners.
Johannesburg
September 15, 2010

UBS AG (London Branch), Morgan Stanley & Co. Incorporated, Citigroup Global Markets Limited and Deutsche Bank AG London Branch are acting for AngloGold Ashanti and no one else in connection with the Equity Offering and Mandatory Convertible Offering and will not be responsible to anyone other than AngloGold Ashanti for providing the protections afforded to clients of UBS AG (London Branch), Morgan Stanley & Co. Incorporated, Citigroup Global Markets Limited and Deutsche Bank AG London Branch nor for providing advice in connection with the Equity Offering and Mandatory Convertible Offering.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of the securities described herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
The offering described in this announcement will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are “Qualified Investors” within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the EEA (the “Prospectus Directive”). In addition, in the United Kingdom, the offer will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a)-(d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The ordinary shares, ADSs and Mandatory Convertible Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, Qualified Investors. The offering as described in this announcement will not be addressed to the public in South Africa (as defined in, and in accordance with the terms of, Chapter VI of the South African Companies Act 1973 (as amended)).
This announcement includes “forward-looking information” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its gold hedging positions including the extent and effect of the reduction of its gold hedging positions; the economic outlook for the gold mining industry; expectations regarding gold prices, production, cash costs and other operating results; growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti’s exploration and production projects; the completion of announced mergers and acquisitions transactions; AngloGold Ashanti’s liquidity and capital resources and expenditure; the outcome and consequences of any pending litigation proceedings; and AngloGold Ashanti’s Project One performance targets. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti’s current expectations concerning future results and events and generally may be identified by the use of forward-looking words or phrases such as “believe”, “aim”, “expect”, “anticipate”, “intend”, “foresee”, “forecast”, “likely”, “should”, “planned”, “may”, “estimated”, “potential” or other similar words and phrases. Similarly, statements that describe AngloGold Ashanti’s objectives, plans or goals are or may be forward-looking statements.
These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on April 19, 2010 and amended on May 18, 2010 and the preliminary prospectus supplements referenced above. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

Contacts
	Tel:	E-mail:
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628 / +1 646 338 4337	sbailey@anglogoldashanti.com